Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Fourth Quarter and Full Year 2023 Results

•	Partnership with Gilead on preclinical immuno-oncology program further validates Compugen’s computational discovery, research, and development capabilities
•	Catalyst rich 2024 expected with multiple data readouts and updates planned from Compugen’s diversified portfolio
•	Solid balance sheet with extended cash runway expected to fund operations into 2027

HOLON, ISRAEL, March 5, 2024 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today reported financial results for the fourth quarter and full year 2023 and provided a corporate update.

“Our accomplishments in 2023 position us well for an exciting future,” said Anat Cohen-Dayag, Ph.D., President, and CEO of Compugen. “We advance into an expected catalyst rich 2024, with a solid balance sheet, an expected extended cash runway into 2027 and validating partnerships. We believe we have the tools in place to accelerate value creation through advancement of our diversified pipeline portfolio along with our computational discovery platform which is the engine powering our competitive advantage.”

Dr. Cohen-Dayag added, “Compugen made significant progress in 2023, including a license agreement with Gilead Sciences for our preclinical potential first-in-class, antibody program against IL-18 binding protein, COM503.  The deal, including an upfront payment of $60 million and an additional $30 million near term milestone payment, reflects on our computational discovery, research, and development capabilities. Compugen is expected to lead the Phase 1 development of COM503 and is on track for IND submission in the second half of 2024 with subsequent initiation of the Phase 1 study following IND clearance. In 2023 we also progressed our novel COM701 triple combination strategy with the initiation of two proof-of concept studies, in MSS CRC including patients with liver metastases, and in platinum resistant ovarian cancer and we expect to report data from these studies in the first half of 2024 and the fourth quarter of 2024, respectively. While these are particularly challenging indications to treat having historically failed to respond to immunotherapy, representing a high bar for success, we previously presented encouraging clinical data, supported by immune activation suggesting that the unique biology of PVRIG enables anti-PD-1 activity in these challenging indications. The goal of these studies is to further substantiate our clinical findings including our initial biomarker results, to potentially enable us to move forward with a biomarker enriched development strategy.”

Dr. Cohen-Dayag continued, “In 2023, our partner AstraZeneca continued to make progress advancing rilvegostomig, a PD-1/TIGIT bispecific antibody, the TIGIT component of which is derived from our COM902, into Phase 3 development in biliary tract cancer. AstraZeneca is also advancing rilvegostomig across multiple other indications and combinations and expects data from two of these Phase 2 trials, in the second half of 2024. This partnership provides further validation to our potential best-in-class anti-TIGIT, COM902, and the extensive clinical program being run by AstraZeneca increases our opportunity for obtaining additional non-dilutive financing through expected future milestone payments and royalties.”

Upcoming Expected Milestones:
COM701 +COM902 + pembrolizumab proof-of-concept studies
•	Microsatellite stable colorectal cancer - data in the first half of 2024
•	Platinum resistant ovarian cancer - on track to complete enrolment of at least 20 patients in the first quarter of 2024, and data in the fourth quarter of 2024
COM503 (Licenced to Gilead, Compugen responsible through Phase 1 development)
•	IND submission in the second half of 2024 with subsequent initiation of the Phase 1 study following IND clearance
Rilvegostomig (AstraZeneca’s PD-1/TIGIT bispecific, TIGIT component derived from COM902)
•	Data in the second half of 2024 from Phase 1/2 ARTEMIDE-01 trial in advanced/metastatic NSCLC and Phase 2b GEMINI-HBP trial in hepatobiliary cancer

Fourth Quarter and Full Year 2023 Financial Highlights
Cash: As of December 31, 2023, Compugen had approximately $51.1 million in cash, cash equivalents, restricted cash, and cash investments, compared with approximately $83.7 million as of December 31, 2022. The cash balance at the end of 2023 does not include the receipt of the upfront payment of $60 million from Gilead for the licensing of COM503 and the $10 million milestone payment from AstraZeneca on dosing of the first patient in the rilvegostomig Phase 3 trial in biliary tract cancer. Compugen expects to receive from Gilead an additional $30 million milestone payment on COM503 IND clearance in 2024. All payments from Gilead are subject to a 15% withholding tax. During the three months ended December 31, 2023, the Company sold approximately 0.9 million ordinary shares under it’s at the market offering (ATM) facility pursuant to a sales agreement entered into with Leerink Partners on January 31, 2023, for aggregate gross proceeds of approximately $1.9 million. Subsequent to the financial results for the year ended December 31, 2023, a total of approximately 0.3 million shares were sold through the Company’s ATM facility contributing gross proceeds of approximately $0.6 million. Compugen expects that its cash and cash-related balances will be sufficient to fund its operating plans into 2027.  The Company has no debt.

Revenues: Compugen reported approximately $33.5 million in revenues for the fourth quarter and for the year ended December 31, 2023, compared to $7.5 million revenues for each of the comparable periods in 2022. The 2023 recognized revenues include the portion of the upfront payment from the license agreement with Gilead allocated to the license and the $10 million clinical milestone payment from AstraZeneca.

R&D expenses for the fourth quarter and year ended December 31, 2023, increased to approximately $10.9 million, and $34.5 million, respectively, compared with $7.3 million and $30.6 million for the comparable periods in 2022, respectively. The increase in 2023 is mainly due to lower amortization of the deferred participation in R&D expenses following the termination of the agreement with Bristol Myers Squibb, offset by decrease in headcount related expenses. Research and development expenses, as a percentage of total operating expenses, were 78% in 2023 compared to 73% in 2022.

G&A expenses for the fourth quarter and year ended December 31, 2023, were $2.5 million and $9.7 million, respectively, compared with approximately $2.5 million and approximately $10.3 million for the comparable periods in 2022, respectively.

Net Income / Loss: During the fourth quarter of 2023, Compugen reported a net profit of $9.7 million, or 11 cents per basic and diluted share, compared to a net loss of $3.1 million, or 4 cents per basic and diluted share in the comparable period of 2022. Net loss for the year ended December 31, 2023, was $18.8 million, or 21 cents per basic and diluted share, compared with a net loss of $33.7 million, or 39 cents per basic and diluted share in the comparable period in 2022.

Full financial tables are included below.

Conference Call and Webcast Information
The Company will hold a conference call today, March 5, 2024, at 8:30 AM ET to review its fourth quarter and full year 2023 results. To access the conference call by telephone, please dial 1-866-744-5399 from the United States, or +972-3-918-0644 internationally. The call will also be available via live webcast through Compugen's website, located at the following link. Following the live audio webcast, a replay will be available on the Company's website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Compugen also has a clinical stage partnered program, rilvegostomig (previously AZD2936), a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. In addition, Compugen’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, of which the most advanced program, in IND enabling studies is COM503, which is licensed to Gilead. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 in the tumor microenvironment to inhibit cancer growth. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statement regarding our expectations regarding IND clearance for COM503, including the timing thereof, and similar statements regarding the initiation, and timing of the Phase 1 study for COM503, statements regarding our expectation that 2024 will be catalyst rich with multiple data readouts and updates planned for Compugen’s diversified portfolio, statements suggesting that the unique biology of PVRIG enables anti-PD-1 activity in MSS CRC including patients with liver metastases, and in platinum resistant ovarian cancer, statements regarding our ability to move forward with an enriched development strategy and statements to the effect that our cash and cash-related balances will be sufficient to fund our operating plans into 2027. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the clinical trials of any product candidates that Compugen, or any current or future collaborators, may develop may fail to satisfactorily demonstrate safety and efficacy to the FDA, and Compugen, or any collaborators, may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; general market, political and economic conditions in the countries in which Compugen operates, including Israel; the effect of the evolving nature of the recent war in Gaza; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Year Ended,
	December 31,		December 31,
	2023	2022	2023	2022
	Unaudited	Unaudited

Revenues	33,459	7,500	33,459	7,500
Cost of revenues	2,004	975	2,004	975
Gross profit	31,455	6,525	31,455	6,525

Operating expenses
Research and development expenses	10,928	7,327	34,472	30,648
Marketing and business development expenses	61	191	244	932
General and administrative expenses	2,482	2,536	9,731	10,319
Total operating expenses	13,471	10,054	44,447	41,899

Operating income (loss)	17,984	(3,529)	(12,992)	(35,374)
Financial and other income, net	735	495	3,208	1,738
Income (loss) before taxes on income	18,719	(3,034)	(9,784)	(33,636)
Taxes on income	9,006	58	8,970	58
Net income (loss)	9,713	(3,092)	(18,754)	(33,694)

Basic and diluted net income (loss) per ordinary share	0.11	(0.04)	(0.21)	(0.39)
Weighted average number of ordinary shares used in computing basic and diluted net income (loss) per share	88,415,382	86,624,643	87,633,298	86,555,628

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	December 31,	December 31,
	2023	2022

ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	39,308	83,708
Investment in marketable securities	11,742	-
Trade receivables	61,000	-
Other accounts receivable and prepaid expenses	2,529	2,417
Total current assets	114,579	86,125

Non-current assets
Long-term prepaid expenses	1,233	1,899
Severance pay fund	2,977	2,794
Operating lease right to use asset	1,329	1,826
Property and equipment, net	1,216	1,532
Total non-current assets	6,755	8,051

Total assets	121,334	94,176

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	14,485	10,981
Short-term deferred revenues	11,149	-
Current maturity of operating lease liability	632	613
Short-term deferred participation in R&D expenses	-	325
Total current liabilities	26,266	11,919

Non-current liabilities
Long-term deferred revenues	25,392	-
Long-term operating lease liability	719	1,312
Accrued severance pay	3,398	3,265
Total non-current liabilities	29,509	4,577

Total shareholders' equity	65,559	77,680

Total liabilities and shareholders' equity	121,344	94,176